SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): August 7, 2002

DIEBOLD LOGO

DIEBOLD, INCORPORATED

(Exact name of registrant as specified in its charter)

Ohio	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio	44720-8077
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 490-4000

TABLE OF CONTENTS

Item 9. Regulation FD Disclosure

    On August 7, 2002, Walden W. O'Dell, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) and Gregory T. Geswein, Senior Vice President and Chief Financial Officer (Principal Financial Officer), each submitted to the Securities and Exchange Commission sworn statements pursuant to Securities and Exchange Commission Order No. 4-460. A copy of each of these statements is attached hereto as an Exhibit (99.1 and 99.2). In addition, these statements will be available on Diebold's web site, www.diebold.com.


SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


DIEBOLD, INCORPORATED
(Registrant)


Date: August 7, 2002   By: /s/Gregory T. Geswein
                              _____
                              Gregory T. Geswein
                              Senior Vice President and
                              Chief Financial Officer
                              (Principal Accounting and Financial
                              Officer)

Exhibit Index

Exhibit (99.1): Statement Under Oath of Principal Executive Officer dated August 7, 2002

Exhibit (99.2): Statement Under Oath of Principal Financial Officer dated August 7, 2002